


/ / Check this box if no longer                      U.S. SECURITIES AND EXCHANGE COMMISSION
subject to Section 16.  Form 4
or Form 5 obligations may                                     Washington, D.C. 20549
continue
See Instruction 1(b).                             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding
                                   Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940



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1. Name and Address of   2. Issuer Name and Ticker or Trading Symbol     6.  Relationship of Reporting Person to
   Reporting Person*                                                         Issuer (Check all applicable)
                         Dunes Hotels and Casinos Inc.
                                                                            X  Director       __ 10% Owner
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(Last) (First) (Middle)   3. IRS or Social         4. Statement for         X  Officer        __ Other
                             Security                 Month/Year               (give title       (specify below)
                             Number of Reporting                                below)
Peaden, Cary D.              Person (Voluntary)       June 2000

-------------------------                         -------------------------------------------------------------------------
        (Street)                                   5. If Amendment,      7. Individual or Joint/Group Filing
                                                      Date of Original      (Check applicable line)
                                                      (Month/Year)          X  Form filed by One Reporting
8441 E. 32nd Street N                                                         Person
                                                                           ___ Form filed by More than One
                                                                               Reporting Person
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(City)    (State)   (Zip)              Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned.

Wichita, KS  67226
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1.  Title of Security    2.  Trans-    3. Trans-    4. Securities          5.  Amount of     6. Ownership   7. Nature
    (Instr. 3)               action       action       Acquired (A)            Securities       Form:          of Indirect
                             date:        Code         or Disposed of (D)      Beneficially     Direct         Beneficial
                                          (Instr.8)    (Instr. 3, 4 and 5)     Owned at         (D) or         Ownership
                                                                               End of Mth.      Indirect       (Instr. 4)
                             (Month/                                           (Instr. 3        (I)
                             Day/                                               and 4)          (Instr.4)
                             Year)
                                       ------------------------------------
                                       Code   V     Amount   (A) or  Price
                                                              (D)
---------------------------------------------------------------------------------------------------------------------------
Common Stock              6/21/00      P            3,000    A       $.875                        (D)
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Common Stock              6/21/00      P              100    A       $.75            3,100        (D)
---------------------------------------------------------------------------------------------------------------------------

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* If the  Form  is  filed  by  more  than  one  Reporting  Person,  see instruction 4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
(Print or Type Responses)


(Table Continued)


                FORM 4  (continued)  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                (e.g., puts, calls, warrants, options, convertible securities)

  ==================================================================================================================================

  1.Title of  2.Conver-  3.Trans-  4.Trans-  5.Number    6.Date Exerci-   7.Title and  8.Price    9.Number    10.Owner-   11.Nature
    Deriva-     sion or    action    action    of Deriv-   sable and        Amount of    of         of Deri-     ship        of In-
    tive        Exercise   Date      Code      ative       Expiration       Underlying   Deriva-    vative       Form of     direct
    Security    Price of   (Month/   (Instr.   Securi-     Date (Month/     Securities   tive       Securi-      Deriv-      Bene-
    (Ins. 3)    Deriv-     Day/      8)        ties        Day/Year)        (Instr. 3    Security   ties Bene-   ative       ficial
                ative      Year)               Acquired                     and 4)       (Instr.    ficially     Security;   Owner-
                Security                       (A) or                                       5)      Owned at     Direct      ship
                                               Disposed                                             End of       (D) or      (Instr.
                                               of (D)                                               Month        Indirect    4)
                                               (Instr. 3,                                           (Instr.      (I)
                                               4, and 5)                                            4)           (Instr.
                                                                                                                 4)


                                   ---------------------------------------------------
                                    Code  V    (A)  (D)   Date     Expira-
                                                          Exer-    tion
                                                          cisable  Date
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**Intentional misstatements or omissions of facts constitute Federal Crimininal Violations

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).         /s/ Cary D. Peaden                                          June 10, 2000
                                                  --------------------------------------------------------    ------------------
                                                  Cary D. Peaden                                              Date


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.